TSINGTAO
青岛啤酒

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

RECEIVED
2008 MAR 25 A 5:44

March 18, 2008

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find copies of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, these documents furnished herewith are being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

Xiaohang SUN

08001406

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

dlw 3/25

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Hao Yang
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

March 18, 2008

A. ANNOUNCEMENT.

B. ANNOUNCEMENT ON CONDITIONAL APPROVAL OF THE PROPOSED ISSUANCE OF BONDS WITH WARRANTS BY THE ISSUANCE REVIEW COMMITTEE OF CHINA SECURITIES REGULATORY COMMISSION.

TSINGTAO BREWERY COMPANY LIMITED

(the "Company")

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(1) of the Hong Kong Listing Rules.

Reference is made to the Company's announcement and circular to Shareholders dated 9 November 2007 in respect of the issuance of Bonds with Warrants. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as in the said circular.

The Issuance Review Committee of China Securities Regulatory Commission proposes to review the proposed issuance of Bonds with Warrants of the Company on 17 March 2008. Pursuant to relevant regulations of Mainland China, the trading in A Shares of the Company will be suspended on 17 March 2008 and the resumption of trading in A Shares of the Company will be pending until the Company announces the review result.

Board of Directors
Tsingtao Brewery Company Limited

Qingdao, the People's Republic of China
14 March 2008

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

青岛啤酒

TSINGTAO BREWERY COMPANY LIMITED

(the "Company")

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON CONDITIONAL APPROVAL OF THE PROPOSED ISSUANCE OF BONDS WITH WARRANTS BY THE ISSUANCE REVIEW COMMITTEE OF CHINA SECURITIES REGULATORY COMMISSION

This announcement is made pursuant to Rule 13.09(1) of the Hong Kong Listing Rules.

Reference is made to the announcements dated 9 November 2007 and 14 March 2008 and the circular to Shareholders dated 9 November 2007 of Tsingtao Brewery Company Limited (the "Company") in respect of the issuance of Bonds with Warrants. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as in the said circular.

The Company understands that the Issuance Review Committee of China Securities Regulatory Commission convened the 34th meeting for the approval of the proposed issuance of Bonds with Warrants of the Company (the "Proposed Issuance") on 17 March 2008.

According to the results of the meeting, the Proposed Issuance has been conditionally approved. Pursuant to the relevant regulations of Mainland China, the trading in A Shares of the Company will be resumed on 18 March 2008. The Company will make timely announcement on subsequent matters relating to the Proposed Issuance in accordance with the relevant regulations on the disclosure of information.

Board of Directors
Tsingtao Brewery Company Limited

Qingdao, the People's Republic of China
17 March 2008

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

END